UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement

On July 31, 2024, Antelope Enterprise Holdings Limited (the “Company”), entered into a securities purchase agreement (the “SPA”) with a certain investor (the “Investor”), to sell in a registered direct offering (the “Offering”), an aggregate of 500,000 Class A ordinary shares, no par value each (the “Class A Ordinary Shares”), of the Company. The gross proceeds from the Offering were approximately $1.25 million, before offering expenses. The Company intends to use the net proceeds received from the Offering for general working capital purposes.

The Class A Ordinary Shares were offered and sold pursuant to a prospectus included in the registration statement on Form F-3 (File No. 333-260958), which was declared effective on July 12, 2022, and a prospectus supplement, dated July 31, 2024. The Offering closed on August 2, 2024, upon satisfaction of all closing conditions.

The parties to the SPA have made customary representations, warranties and covenants.

The SPA is filed as Exhibits 10.1 to this Current Report on Form 6-K and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and are qualified in their entirety by reference to such exhibit.

A copy of the legal opinion issued by the Company’s British Virgin Islands counsel Harney Westwood & Riegels LP is attached hereto as Exhibit 5.1.

SUBMITTED HEREWITH

Exhibits:

5.1	Legal Opinion of Harney Westwood & Riegels LP
10.1	The Securities Purchase Agreement, dated July 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: August 5, 2024